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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT
PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

WAXMAN INDUSTRIES, INC.,

(Name of the Issuer)

WAXMAN INDUSTRIES, INC., MELVIN WAXMAN AND ARMOND WAXMAN

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share
Class B Common Stock, $0.01 par value per share

(Title of Class of Securities)

944124304 (Common Stock)

(CUSIP Number of Class of Securities)

Mark Wester
Senior Vice President and Chief Financial Officer
Waxman Industries, Inc.
24460 Aurora Road
Bedford Heights, Ohio 44146
(440) 439-1830
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:
Scott M. Zimmerman, Esq.
Swidler Berlin Shereff Friedman, LLP
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
(212) 973-0111

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	$8,492,180	Amount of filing fee**	$1,075.96

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$36.73

Form or Registration No.:	Schedule 13E-3 (File No. 5-16139)

Filing Party:	Waxman Industries, Inc.

Date Filed:	January 29, 2004

*	Calculated solely for purposes of determining the filing fee. This amount consists of (i) the estimated $289,887 of cash to be paid in lieu of issuing fractional shares to holders of less than one share after the proposed reverse/forward stock split, assuming the acquisition of approximately 24,177 shares of Common Stock and approximately 13,816 shares of Class B Common Stock for $7.63 per share in cash; and (ii) the $8,202,293 market value of 1,180,186 shares of Common Stock and Class B Common Stock, based on the average of the high and low prices of the Common Stock reported on the Over-The-Counter Bulletin Board on April 13, 2004, constituting all of the shares of capital stock of the Company that will not be acquired for cash as a result of the proposed reverse/forward stock split.

**	The amount of the filing fee is calculated in accordance with Fee Rate Advisory #7 for Fiscal Year 2004 issued by the U.S. Securities and Exchange Commission on January 26, 2004, by multiplying the transaction valuation by .0001267.

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   Item 1. Summary Term Sheet.

     This Schedule 13E-3 is being filed in connection with the annual meeting of the stockholders of Waxman Industries, Inc. (referred to herein as the “Company” or “Waxman”) currently scheduled to be held in          2004.

     At such meeting, the stockholders of the Company will vote upon, among other things, amendments to the Company’s Certificate of Incorporation, which, if adopted, will result in a l-for-100 reverse stock split of the Company’s Common Stock and Class B Common Stock (each such term as defined below) and the payment of cash for fractional shares to those stockholders who would, as a result of the reverse stock split, hold less than one share of the Company’s post-reverse stock split Common Stock or Class B Common Stock, followed immediately by a forward 100-for-1 stock split of the Common Stock and Class B Common Stock.

     Additional information is set forth in the Proxy Statement in the section entitled “Summary Term Sheet” which is incorporated herein by reference.

   Item 2. Subject Company Information.

(a) Name and Address.

     The name of the subject company is Waxman Industries, Inc. The Company is a Delaware corporation with its principal place of business located at 24460 Aurora Road, Bedford Heights, Ohio 44146. The Company’s telephone number is (440) 439-1830.

(b) Securities.

     The Company has a class of $0.01 par value common stock (the “Common Stock”), of which 1,004,020 were outstanding as of April 13, 2004. The Company also has a class of $0.01 par value common stock (the “Class B Common Stock”), of which 214,159 shares were outstanding as of April 13, 2004. Shares of Class B Common Stock are convertible into shares of Common Stock at a ratio of one-to-one. Except for any proposal requiring a separate class vote, each share of Common Stock is entitled to one vote on all matters presented to the stockholders of the Company, and each share of Class B Common Stock is entitled to ten votes on all matters presented to the stockholders of the Company.

(c) Trading Market and Prices.

     The Common Stock is traded on the OTC Bulletin Board under the symbol “WAXM.” The high and low sales prices for the outstanding Common Stock for each quarter during the past two years are set forth in the section of the Proxy Statement entitled “Price Range Of Common Stock” which is incorporated herein by reference. There is no established trading market for the Class B Common Stock.

(d) Dividends.

     The section of the Proxy Statement entitled “Dividends” is incorporated herein by reference.

(e) Prior Public Offerings.

     The Company has not made any underwritten public offering of its Common Stock during the past three years.

(f) Prior Stock Purchases.

     The Company has not made any purchases of its Common Stock or Class B Common Stock during the past two years.

   Item 3. Identity and Background of Filing Person.

(a) Name and Address.

     The filing persons are the Company, Melvin Waxman (Chairman of the Board and Co-Chief Executive Officer of the Company) and Armond Waxman (Co-Chief Executive Officer, President and Treasurer of the Company). The Company’s address and telephone number are provided in Item 2 above. The executive officers and directors of the Company are set forth below.

Executive Officers
Melvin Waxman, Chairman of the Board and Co-Chief Executive Officer
Armond Waxman, Co-Chief Executive Officer, President and Treasurer
Laurence Waxman, Executive Vice President
Mark Wester, Senior Vice President and Chief Financial Officer
Patrick Ferrante, Vice President—Operations

Board of Directors Melvin Waxman, Chairman of the Board Armond Waxman Laurence Waxman Todd Waxman Irving Friedman John Peters Mark Reichenbaum Judy Robins

     Armond and Melvin Waxman are brothers, and Judy Robins is their sister. Laurence Waxman is Melvin Waxman’s son. Todd Waxman is Armond Waxman’s son. Kenneth Robins, the Secretary of the Company, is the husband of Judy Robins.

     The address of each director and executive officer of the Company is c/o Waxman Industries, Inc., 24460 Aurora Road, Bedford Heights, Ohio 44146.

(b) Business and Background of Entities Other than the Company.

     Not Applicable.

(c) Business and Background of Natural Persons.

     The information regarding the background of the Company’s directors and executive officers, other than Mark Wester and Patrick Ferrante, pursuant to General Instruction C to Schedule 13E-3, is set forth under the heading “Proposal 1. Election of Directors” in the Proxy Statement and is incorporated herein by reference. The information regarding the background of Mark Wester and Patrick Ferrante is set forth below:

     Mark Wester, age 49, is a Senior Vice President and Chief Financial Officer of the Company and an inactive certified public accountant. Mr. Wester joined the Company in October 1996 as Corporate Controller and in January 1997 became the Vice President-Finance. In April 1997, Mr. Wester became the Chief Financial Officer of the Company, and in May 2002, he became a Senior Vice President and Chief Financial Officer. Mr. Wester provided consulting services to the Company from May 1996 through September 1996. From March 1992 to April 1996, Mr. Wester was a limited partner with a privately owned telecommunications company, Capital Communications Cooperative, and the Chief Financial Officer of Progressive Communications Technologies. From 1978 to 1992, Mr. Wester was employed by The Fairchild Corporation (formerly, Banner Industries, Inc.), where he held several positions during his tenure, including Vice President and Corporate Controller.

     Patrick Ferrante, age 46, is Vice President—Operations of the Company. Mr. Ferrante joined the Company in September 1985 as the Accounting Manager for one of the Company’s business units, and held the Controller and VP — Controller positions until joining the Corporate office as Director — Corporate Accounting in March 1990. Mr. Ferrante became the Operational Controller in July 1994, Vice President in March 1997 and Vice President — Operations in June 2003.

     To the Company’s knowledge, none of the Company’s directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the Company’s directors and executive officers is a citizen of the United States.

   Item 4. Terms of the Transaction.

(a) Material Terms.

     The sections entitled “Purpose of the Reverse/Forward Stock Split,” “Effects of the Reverse/Forward Stock Split,” “Summary and Structure of the Reverse/Forward Stock Split” and “Financial Information” set forth in the Proxy Statement are incorporated herein by reference.

(b) Different Terms.

     The section entitled “Summary and Structure of the Reverse/Forward Stock Split” set forth in the Proxy Statement is incorporated herein by reference. The section entitled “Effects of the Reverse/Forward Stock Split” set forth in the Proxy Statement is also incorporated herein by reference.

(c) Appraisal Rights.

     The section entitled “Appraisal Rights” set forth in the Proxy Statement is incorporated herein by reference.

(d) Provisions for Unaffiliated Security Holders.

     The Company has not made any special provisions to make corporate records available to unaffiliated security holders or obtain counsel or appraisal services for security holders at the expense of the Company.

(e) Eligibility for Listing or Trading.

     The section entitled “Effects of the Reverse/Forward Stock Split” set forth in the Proxy Statement is incorporated herein by reference.

   Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions.

     The section entitled “Certain Relationships and Related Transactions” set forth in the Proxy Statement is incorporated hereon by reference.

(b) Significant Corporate Events.

     None.

(c) Negotiations or Contacts.

     None.

(d) Agreements Involving the Subject Company’s Securities.

     None.

   Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired.

     The section entitled “Stock Certificates” set forth in the Proxy Statement is incorporated herein by reference.

(c) Plans.

(1)	None.

(2)	None.

(3)	None.

(4)	None.

(5)	None.

(6)	The sections entitled “Purpose of the Reverse/Forward Stock Split,” “Reasons for the Reverse/Forward Stock Split” and “Effects of the Reverse/Forward Stock Split” set forth in the Proxy Statement are incorporated herein by reference.

(7)	The sections entitled “Purpose of the Reverse/Forward Stock Split,” “Reasons for the Reverse/Forward Stock Split” and “Effects of the Reverse/Forward Stock Split” set forth in the Proxy Statement are incorporated herein by reference.

(8)	The sections entitled “Purpose of the Reverse/Forward Stock Split,” “Reasons for the Reverse/Forward Stock Split” and “Effects of the Reverse/Forward Stock Split” set forth in the Proxy Statement are incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes.

     The sections entitled “Purpose of the Reverse/Forward Stock Split” and “Background of the Reverse/Forward Stock Split” set forth in the Proxy Statement are incorporated herein by reference.

(b) Alternatives.

     The section entitled “Alternatives to the Reverse/Forward Stock Split” set forth in the Proxy Statement is incorporated herein by reference.

(c) Reasons.

     The sections entitled “Reasons for the Reverse/Forward Stock Split,” “Background of the Reverse/Forward Stock Split” and “Purpose of the Reverse/Forward Stock Split” set forth in the Proxy Statement are incorporated herein by reference.

(d) Effects.

     The sections entitled “Effects of the Reverse/Forward Stock Split,” “Potential Detriments of the Reverse/Forward Stock Split to Stockholders,” and “Financial Information” set forth in the Proxy Statement are incorporated herein by reference.

   Item 8. Fairness of the Transaction.

(a) Fairness.

     The sections entitled “Fairness of the Transaction” and “Opinion of Financial Advisor” set forth in the Proxy Statement are incorporated herein by reference.

(b) Factors Considered in Determining Fairness.

     The sections entitled “Recommendation of the Board of Directors,” “Fairness of the Transaction” and “Votes Required to Approve Each Item” set forth in the Proxy Statement are incorporated herein by reference.

(c) Approval of Security Holders.

     The Reverse/Forward Stock Split does not require the approval of at least a majority of unaffiliated stockholders.

(d) Unaffiliated Representative.

     The section entitled “Potential Detriments of the Reverse/Forward Stock Split to Stockholders” set forth in the Proxy Statement is incorporated herein by reference. The sections entitled “Recommendation of the Board of Directors” and “Fairness of the Transaction” set forth in the Proxy Statement are also incorporated herein by reference.

(e) Approval of Directors.

     The sections entitled “Recommendation of the Board of Directors” and “Fairness of the Transaction” set forth in the Proxy Statement are incorporated herein by reference.

(f) Other Offers.

     None.

   Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) and (b) Report, Opinion or Appraisal; Preparer and Summary of Report,
Opinion or Appraisal.

     The information set forth under the caption “Recommendation of the Board of Directors,” “Fairness of the Transaction” and “Opinion of Financial Advisor” set forth in the Proxy Statement are incorporated herein by reference.

(c) Availability of Documents.

     The full text of the fairness opinion of Stout Risius Ross, Inc. dated January 22, 2004, is attached hereto as Exhibit B. The full text of the written valuation of the Common Stock and the Class B Common Stock, prepared by Stout Risius Ross, Inc. and dated January 9, 2004, is attached hereto as Exhibit C. Such fairness opinion and valuation are also available for inspection and copying at the Company’s principal executive offices in Bedford Heights, Ohio.

   Item 10. Source and Amounts of Funds or Other Consideration.

(a) Source of Funds.

     The section entitled “Costs of Proxy Solicitation and the Reverse/Forward Stock Split” set forth in the Proxy Statement is incorporated herein by reference.

(b) Conditions.

     Not applicable.

(c) Expenses.

     The section entitled “Costs of Proxy Solicitation and the Reverse/Forward Stock Split” set forth in the Proxy Statement is incorporated herein by reference.

(d) Borrowed Funds.

     None.

   Item 11. Interest in Securities of the Subject Company.

(a) Securities Ownership.

     The section entitled “Security Ownership of Certain Beneficial Owners and Management” set forth in the Proxy Statement is incorporated herein by reference.

(b) Securities Transactions.

     None.

   Item 12. The Solicitation or Recommendation.

(a) Intent to Tender or Vote in a Going Private Transaction.

     The sections entitled “Recommendation of the Board of Directors” and “Fairness of the Transaction” set forth in the Proxy Statement are incorporated herein by reference.

(b) Recommendations of Others.

     The sections entitled “Recommendation of the Board of Directors” and “Fairness of the Transaction” set forth in the Proxy Statement are incorporated herein by reference.

   Item 13. Financial Statements.

(a) Financial Information

     (1) The information and financial statements set forth under Part II, Item 8, entitled “Consolidated Financial Statements and Supplementary Data,” of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003 are incorporated herein by reference.

     (2) The information and financial statements set forth under Part I, Item 1, entitled “Financial Statements,” of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2003 are incorporated herein by reference.

     (3) The information set forth in the section entitled “Financial Information” in the Proxy Statement is incorporated herein by reference.

     (4) The information set forth in the section entitled “Financial Information” in the Proxy Statement is incorporated herein by reference.

(b) Pro Forma Information.

     The section entitled “Financial Information” set forth in the Proxy Statement is incorporated herein by reference.

   Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

     The section entitled “Costs of Proxy Solicitation and the Reverse/Forward Stock Split” in the Proxy Statement is incorporated herein by reference.

(b) Employees and Corporate Assets.

     The section entitled “Costs of Proxy Solicitation and the Reverse/Forward Stock Split” in the Proxy Statement is incorporated herein by reference.

   Item 15. Additional Information.

     All of the information set forth in the Proxy Statement and each other Exhibit hereto is incorporated herein by reference.

   Item 16. Exhibits.

Exhibit A -	Preliminary Proxy Statement for the Annual Meeting of Stockholders(1)

Exhibit B -	Fairness Opinion of Stout Risius Ross, Inc.*

Exhibit C -	Valuation of Common Stock and Class B Common Stock by Stout Risius Ross, Inc.*

Exhibit D -	Proposed Certificates of Amendment of the Certificate of Incorporation of Waxman Industries, Inc.*

Exhibit E -	Statement Regarding Lack of Appraisal Rights*

*	Filed previously.

(1)	Incorporated by reference to the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on April 16, 2004.

SIGNATURE

     After due inquiry and to the best of its or his knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2004	WAXMAN INDUSTRIES, INC.
	By:	/s/ Mark Wester
		Name:	Mark Wester
		Title:	Senior Vice President and Chief Financial Officer

Dated: April 16, 2004	/s/ Melvin Waxman
MELVIN WAXMAN

Dated: April 16, 2004	/s/ Armond Waxman
ARMOND WAXMAN

EXHIBIT INDEX

Exhibit A -	Preliminary Proxy Statement for the Annual Meeting of Stockholders(1)

Exhibit B -	Fairness Opinion of Stout Risius Ross, Inc.*

Exhibit C -	Valuation of Common Stock and Class B Common Stock by Stout Risius Ross, Inc.*

Exhibit D -	Proposed Certificates of Amendment of the Certificate of Incorporation of Waxman Industries, Inc.*

Exhibit E -	Statement Regarding Lack of Appraisal Rights*

*	Filed previously.

(1)	Incorporated by reference to the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on April 16, 2004.